Writer’s Direct Number	Writer’s E-mail Address
212.756.2280	marc.weingarten@srz.com

April 20, 2017

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance 100 F Street, NE U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:

General Motors Company

Preliminary Proxy Statement on Schedule 14A filed by Greenlight Capital, Inc., David Einhorn, et al.

Filed April 12, 2017

File No. 1-34960

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 by Greenlight Capital, Inc., David Einhorn, et al.

Filed March 28 and April 12, 2017

File No. 1-34960

Dear Mr. Hindin:

On behalf of Greenlight Capital, Inc. (“Greenlight”) and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated April 19, 2017 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A filed on April 12, 2017 (the “Preliminary Proxy Statement”) and the soliciting materials filed pursuant to Exchange Act Rule 14a-12 on March 28, 2017 (the “Greenlight Presentation”) and the soliciting materials filed on April 12, 2017 (the “Greenlight Press Release,” and together with the Greenlight Presentation, the “Greenlight Soliciting Materials”), both with respect to General Motors Company (“General Motors” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Perry J. Hindin, Esq. April 20, 2017 Page 2

Concurrently with this letter, the Filing Persons are filing a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

Preliminary Proxy Statement, filed on April 12, 2017

1.	We [note] the references to Excluded Company Nominees. At such time as the participants confirm the identity of such individuals, please update the proxy statement and card accordingly.

The Filing Persons take note of the Staff’s comment and confirm that they will update the proxy statement and proxy card at such time that the identities of the Excluded Company Nominees are determined.

2.	Refer to the following statements (emphasis added):
•	“The combined value of the Dividend Shares and the Capital Appreciation Shares leads to significant price appreciation…. Our plan will deliver upside of 24% to 72%.” (soliciting materials filed March 28, 2017, page 12)
•	“Our plan will unlock between $13 billion and $38 billion of shareholder value through appropriate valuation of GM’s dividend and earnings potential.” (soliciting materials filed March 28, 2017, page 13)
•	“Greenlight estimated the Proposal would result in a value of $46.00 to $48.00 per GM share or more, vs. GM’s share price of $30.71 as of September 14, 2016.” (proxy statement, page 4)
•	“…he [Greenlight president David Einhorn] arrived at an expected $47.00+ value per current GM share ($1.52 x 12.5x = $19.00 for the Dividend Shares and $4.48 x 6.3x = $28.22+ for the Capital Appreciation Shares).” (proxy statement, page 8)
•	“…Greenlight emphasized the positive elements of the Two Class Common Stock Proposal. This included substantial value creation, with analysis similar to the +24% to +72% increase in GM’s equity value shown in Greenlight’s March 28, 2017 public presentation.” (proxy statement, page 11)

Valuation claims included in proxy materials “is only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values.” Refer to the text accompanying footnote 2 in Exchange Act Release No. 16833 (May 23, 1980). Please revise the proxy statement to provide the appropriate disclosure and provide us with the basis for all such estimates including any assumptions, qualifications or limitations.

In response to the Staff’s foregoing comments, the Filing Persons have provided supplemental disclosure to the foregoing valuation claims through the addition of explanatory footnotes on pages 4 and 8 of the Revised Preliminary Proxy Statement. The Filing Persons

Perry J. Hindin, Esq. April 20, 2017 Page 3

believe that such supplemental disclosure sets forth reasonable bases for each of the foregoing valuation claims or estimates, including any assumptions, qualifications or limitations used in arriving at such claims.

The Filing Persons have provided a reasonable basis, including assumptions and qualifications, for the statement that the Proposal would lead to “+24% to +72% increase in GM’s equity value shown” by way of the addition of explanatory footnotes on pages 12 and 13 of the Revised Preliminary Proxy Statement. In addition, the Filing Persons note that support for such valuation claim at pages 12 and 13 of the Greenlight Presentation was set forth at pages 10 and 11 of the Greenlight Presentation. For ease of reference, the relevant pages of the Greenlight Presentation are attached hereto as Exhibit A.

3.	We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company’s management and board of directors, all without adequate factual foundation. For example, but without limitation, we note the following statements (emphasis added):
•	“‘GM is ignoring the significant value unlocked by our Plan, and has concocted a ratings issue by presenting a one-sided and flawed analysis to the rating agencies,’ stated Director nominee Vinit Sethi. ‘It is clear that the rating agencies relied upon – and were misled by – the Company.’” (soliciting materials filed April 12, 2017)
•	“…Greenlight believes that GM has embarked on a campaign specifically designed to mischaracterize the Plan and mislead investors and credit rating agencies about its merits.” (soliciting materials filed April 12, 2017)
•	“Normally, advisors, with otherwise leading reputations in the marketplace, would not be expected to do such a disservice in ‘marketing’ the Proposal to rating agencies, to the extent they were genuinely trying to investigate a positive outcome for the Proposal.” (proxy statement, page 6)

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

In support of the statements from the April 12, 2017 soliciting material, the Filing Persons respectfully direct the Staff’s attention to excerpts from a presentation by Greenlight to Standard & Poor’s with respect to the Proposal and this proxy contest (attached hereto as Exhibit B), which present a comparison of the term sheet for the Proposal provided by General Motors to the rating agencies against the term sheet provided by Greenlight to General Motors and highlight how General Motors and its financial advisors modified the Proposal before presenting it to the rating agencies.

Perry J. Hindin, Esq. April 20, 2017 Page 4

With regard to statements made in the Preliminary Proxy Statement, the Filing Persons respectfully direct the Staff’s attention to the enclosed redline of changes to the Preliminary Proxy Statement, which the Filing Persons believe provides the appropriate corrective disclosure. The Filing Persons confirm that they will refrain from including any statements similar to the foregoing in future soliciting materials to the extent that they go beyond the scope of what is reasonably supported by factual foundation.

4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following and revise accordingly (emphasis added):

•	“GM’s investor base has a suboptimal combination of yield-oriented and value-focused shareholders with divergent investment objectives.” (soliciting materials filed March 28, 2017, page 3)
•	“Creating two classes of common stock will unlock GM’s value by forcing the market to appropriately value the dividend and give credit for GM’s earnings potential.” (soliciting materials filed March 28, 2017, page 7)
•	“Mr. Einhorn responded at the meeting by indicating that GM’s advisors’ analysis took a negative assumption at every turn and compounded the assumptions upon each other with the impact of reaching implausible conclusions.” (proxy statement, page 6)
•	“GM’s advisors presented the Proposal as a highly leveraging event.” (proxy statement, page 6)
•	“Mr. Einhorn communicated that he would like to keep the lines of communication open between Greenlight and GM even if they have to ‘agree to disagree’ on the value unlock proposed by Greenlight and the fact that it is a win-win, without disrupting any of GM’s strategic and operational goals.” (proxy statement, page 12)

In response to the Staff’s foregoing comments, the Filing Persons respectfully direct the Staff’s attention to the prior responses by the Filing Persons, to the enclosed redline of changes to the Preliminary Proxy Statement, and to the supplemental disclosure provided through the addition of explanatory footnotes on pages 6 and 7 of the Revised Preliminary Proxy Statement, which the Filing Persons believe provides the appropriate corrective disclosure.

With respect to the statement, “GM’s advisors presented the Proposal as a highly leveraging event,” the Filing Persons note that General Motors’ financial advisors informed certain representatives of Greenlight that representatives of General Motors approached the rating agencies on a no-names basis and inquired as to how the rating agencies would respond if “an issuer issued income securities representing 80% of their equity value without providing additional context.” The Filing Persons believe that a “highly leveraging event” constitutes a reasonable description of how the Proposal was presented to the rating agencies, especially when, as disclosed in the same paragraph of

Perry J. Hindin, Esq. April 20, 2017 Page 5

the Preliminary Proxy Statement, the financial advisors gave the rating agencies the impression that “the Dividend Shares would represent almost the entire balance sheet equity of the Company.”

Proxy Card

5.	While we note the Instructions following Proposal 1, please consider supplementing the instructions to make clear that you are also providing shareholders an opportunity to write the names of any other Company nominees with respect to whom they wish to withhold authority to vote from the proxy holder. Consider the sample proxy card found in Section II.I of Exchange Act Release No. 31326 (October 16, 1992).

In response to the Staff’s comment, the Filing Persons have revised the instructions in the proxy card to clarify that the Filing Persons are also providing shareholders an opportunity to write the names of any other Company nominees with respect to whom they wish to withhold authority to vote from the proxy holder.

* * *

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2280.

Very truly yours,

/s/ Marc Weingarten

Marc Weingarten

Encls.

Exhibit A

Excerpts from Greenlight Presentation

Exhibit B

Excerpts from Greenlight S&P Presentation

Changes Made by GM in the Term Sheet to S&P

Term	GM's Version of our Plan[1]	Our Plan[2]	Observations
Capital Appreciation Shares	The Capital Appreciation Shares will have the same rights and privileges as the currently outstanding shares of Common Stock but upon the issuance of the Dividend Shares, the Company would cease paying dividends on the Capital Appreciation Shares for the foreseeable future	The Capital Appreciation Shares will have the same rights and privileges as the currently outstanding shares of Common Stock and may pay dividends as described below	Not meaningful to credit rating discussion
Dividend Shares	Dividend Shares are common stock and the Board of Directors of the issuer will be elected by and will owe its fiduciary duties to holders of both the Capital Appreciation Shares and the Dividend Shares	Dividend Shares are common stock (not preferred) and the Board of Directors of the issuer will owe its fiduciary duties to holders of both the Capital Appreciation Shares and the Dividend Shares	GM eliminated clarifying point that Dividend Shares are "not preferred"

GM substantially altered Greenlight's Term Sheet before sharing it with S&P

(1) GM Term Sheet – Refer to separate handout
(2) Greenlight Term Sheet – Refer to separate handout

Greenlight Capital, Inc.® 9

Changes Made by GM in the Term Sheet to S&P (cont.)

Term	GM's Version of our Plan[1]	Our Plan[2]	Observations
Liquidation	Upon a liquidation (other than a Change of Control) of the Issuer, payment will be made equally (on a per share basis) to the Capital Appreciation Shares and the Dividend Shares, with holders of the Dividend Shares receiving dividends in arrears (i.e. accrued but unpaid dividends on the Dividend Shares) in preference to the holders of the Capital Appreciation Shares. To account for these payments being made on a per share basis, the Dividend Shares will be subject to adjustment as determined by the Board in the exercise of its fiduciary duties for stock splits, combinations, share dividends and other similar transactions.	Upon a liquidation (other than a Change of Control) of the Issuer, payment will be made equally (on a per share basis) to the Capital Appreciation Shares and the Dividend Shares. To account for these payments being made on a per share basis, the Dividend Shares will be subject to adjustment as determined by the Board in the exercise of its fiduciary duties for stock splits, combinations, share dividends and other similar transactions.	Dividends in "arrears" are not paid to Dividend Shares in a liquidation Both classes of common stock share equally in a liquidation GM invents the concept of dividends in arrears (i.e. accrued but unpaid dividends) Our Plan does not have cumulative dividends, consistent with being a common stock GM concocts the concept of Dividend Shares having preference over Capital Appreciation Shares

(1) GM Term Sheet – Refer to separate handout
(2) Greenlight Term Sheet – Refer to separate handout

Greenlight Capital, Inc.®

10

Changes Made by GM in the Term Sheet to S&P (cont.)

Term	GM's Version of our Plan[1]	Our Plan[2]	Observations
Ranking	The Dividend Shares will rank equally amongst themselves in all respects and **rank senior** to the Capital Appreciation Shares with respect to dividend rights and rank pari passu with any class or series of stock or other equity securities that is not expressly made senior or subordinated to the Dividend Shares as to the payment of distributions. The Dividend Shares will rank junior to the Issuer's existing future indebtedness (and junior to any class or series of stock or equity securities, including preferred shares, expressly made senior to the Dividend Shares).	Not in our term sheet	In no way are the Dividend Shares or their dividends senior in ranking to the Capital Appreciation Shares. GM's misrepresentation explicitly indicates preference (seniority) where there is none, implying that the Dividend Shares are a preferred security The ranking of a security is based on its priority in liquidation, and the Dividend Shares and Capital Appreciation Shares are of equal rank

(1) GM Term Sheet – Refer to separate handout
(2) Greenlight Term Sheet – Refer to separate handout

Greenlight Capital, Inc.®
11

Changes Made by GM in the Term Sheet to S&P (cont.)

Term	GM's Version of our Plan[1]	Our Plan[2]	Observations
Restrictions on Issuances of Other Share Classes	None	Not in our term sheet	Added to imply a debt-like term sheet (e.g. a covenant)
Conversion Rights	None	Not in our term sheet	Added to imply either preferred or debt status. Why would equity convert into equity?
Redemption Rights	No special redemption rights	Not in our term sheet	Added to imply a debt-like term sheet
Preemptive Rights	No special preemptive rights would attach to the Dividend Shares	Not in our term sheet	Added to imply preferred status, but with reduced rights
Financial or Other Covenants	None	Not in our term sheet	Covenants are debt characteristics

(1) GM Term Sheet – Refer to separate handout
(2) Greenlight Term Sheet – Refer to separate handout

Greenlight Capital, Inc.®

12